Light Horse Securities, Inc.

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65270

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Light Horse Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 7th Ave., Suite 902-1
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Xing Wang_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Light Horse Securities, Inc._____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Light Horse Securities, Inc.

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Shareholder and
Those Charged With Governance of
Light Horse Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Light Horse Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
March 17, 2026

2617 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006
215.884.8460

Light Horse Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$ 1,283,375
Deposit with clearing organization	125,069
Receivable from clearing organization	38,041
Securities owned, at fair value	26
Accounts receivable from related party	25,000
Prepaid expenses	32,420
Domain, net	55,111
Leasehold improvements,net	12,746
Operating lease right-of-use assets	251,310
Security deposit	68,710
Total assets	**$ 1,891,808**

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities

Due to clearing broker	$ 11,815
Accounts payable	45,522
Accrued expenses	143,079
Due to related party	13,333
Operating lease liabilities	255,870
Total liabilities	469,619

Shareholder equity

Common stock: 1,000 shares authorized at $.01 par value	
1,000 shares issued and outstanding	10
Additional paid in capital	12,766,434
Accumulated deficit	(11,344,255)
Shareholder equity	1,422,189
Total liabilities & shareholder equity	**$ 1,891,808**

The accompanying notes are an integral part of these financial statement.

Light Horse Securities, Inc.

NOTES TO FINANCIAL STATEMENT

---

1.   Nature of business and summary of significant accounting policies

Nature of Business

Light Horse Securities, Inc. (the "Company") is a privately held corporation organized under the laws of the state of Florida in 2002. The Company is wholly owned by Ainvest Holding Corp (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker. The Company does not maintain customer accounts. The Company also acts as a selling group member in the distribution of capital markets transactions.

The Company is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Company received approval of its membership in the Financial Industry Regulatory Authority, Inc, ("FINRA") in July 2002.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

1. **Nature of business and summary of significant accounting policies (continued)**

Receivables from Clearing Brokers

Receivables from clearing brokers represent cash held on account.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned are valued at market.

Statement of Cash Flows

For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are held for the purpose of meeting short -term liquidity requirements, rather than investment purposes. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk or loss with regard to these deposits.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Office and other equipment	5 years	Straight-line
Furniture & fixtures	5 years	Straight-line
Computer hardware	3 years	Straight-line

Income Taxes

The Company has elected to be taxed as a corporation under the Internal Revenue Service Code. The Company does not consolidate its results with the parent company, it files as a stand-alone entity. The Company has an approximate $11.3 million net operating loss as of December 31, 2025. Such loss can be carried forward to offset future taxable income. Due to uncertainty of future profits a full valuation allowance has been provided against any potential deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Light Horse Securities, Inc.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2023.

Leases

In accordance with Accounting Standards Codification 842, Leases("ASC 842"), the Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

• The Company can acquire the leased asset at the end of the lease term for a below-market price.
• The ownership of the leased asset is transferred to the Company at the end of the lease period.
• The duration of the lease encompasses at least 75% of the useful life of the leased assets.
• The present value of the minimum lease payments under the lease represent at least 90% of
  the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07- *Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures*, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the

Light Horse Securities, Inc.

NOTES TO FINANCIAL STATEMENT

1. **Nature of business and summary of significant accounting policies (continued)**

Segment Reporting (continued)

provisions of this ASU for the year ended December 31, 2024. The following describes the impact of the adoption of this ASU in the accompanying financial statements:

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics:

a. It engages in business activities from which it may recognize revenues and incur expenses,

b. Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

c. Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the CEO as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare distributions to the shareholder. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

A public entity should apply the amendments in this update retrospectively to all prior periods resented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company has adopted this update for the year ended December 31, 2025 and has determined that it operates in a single segment.

2. **Fair value measurements**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2025:

2. Fair value measurements (continued)

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Assets (at fair value) Investments in securities				
Equities	$ 26	$ -	$ -	$ 26
Total investments in securities	$ 26	$ -	$ -	$ 26

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital requirement pursuant to SEC Rule 15c3-1, which requires a minimum net capital of $50,000. At December 31, 2025, the Company's net capital was $1,228,198 which was $1,178,198 in excess of its minimum requirement of $50,000.

4. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from clearing broker are pursuant to the clearance agreement and includes a clearing deposit of $125,069 reflected in the accompanying statement of financial condition.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

6. Exemption from rule 15c3-3

The Company has an introducing agreement with a Clearing Broker and is therefore exempt pursuant to section (k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company, in reliance on footnote 74 and membership agreement also engages in other private placement activities for which they are considered a "non-covered firm."

7. Related party transactions

Pursuant to a service provider agreement, an affiliated entity provided administrative and technology support to the Company.The amount owed by the Company to the affiliate was $13,333 at December 31, 2025 reflected in the accompanying statement of financial condition.

Pursuant to a service agreement, the broker dealer provided market research, compliance consulting and administration to an affiliated entity. The amount due from the affiliate to the Company was $25,000 at December 31, 2025 reflected in the accompanying statement of financial condition.

Pursuant to an expense sharing agreement, three affiliated entities provided occupancy, management, administrative and technology costs for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliates for any or all costs that the affiliates have paid on behalf of the Company.

8. Commitments and contingencies

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Leases

Effective August 16, 2021, the Company entered into a lease agreement for office space in New York, New York. The Company has a security deposit of $68,680 reflected in the accompanying statement of financial condition. The Company leases the office space through an operating lease which was renewed in 2025 and set to expire in 2027. Operating lease assets and liabilities as of December 31, 2025, are as follows:

Operating lease ROU assets, net	$ 251,310
Operating lease liabilities	$ 255,870

8.   Commitments and contingencies (continued)

Leases (continued)

Information associated with the remaining operating lease obligations as of December 31, 2025:

Weighted-average remaining lease term in years	**1 yrs 9 mo.**
Weighted-average discount rate	**8%**

9.   Fixed and intangible assets

Computer and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 years. As of December 31, 2025, computer and equipment amounted to $17,359 and the related accumulated depreciation was $17,359 reflected in the accompanying statement of financial condition. Repairs and maintenance are expensed as incurred.

Effective May 2021, the Company purchased a domain name in the amount of $80,000. The Company's domain name is stated at cost less accumulated amortization. Amortization of assets is provided for by the straight-line method over the estimated useful life of 15 years. As of December 31, 2025, the domain name amounted to $55,111 net of accumulated amortization reflected in the accompanying statement of financial condition.

10. Leasehold improvements

The Company had leasehold improvements of $21,850 made to the office space during 2024 effective on the start of the renewed lease. Depreciation of the improvements is provided for by the straight-line method over the 3 year useful life of the lease term. As of December 31, 2025, the related accumulated depreciation was $9,104 reflected in the accompanying statement of financial condition.

11. Subsequent events

The Company has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. The Company has determined there were no events which took place that would have a material impact on its financial statements through March 17, 2026, which is the date these financial statements were issued.

Light Horse Securities, Inc.

NOTES TO FINANCIAL STATEMENT

12. Economic dependency and going concern

The Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year after the date these consolidated financial statements are available to be issued, taking into consideration the quantitative and qualitative information regarding the Company's current financial condition, conditional and unconditional obligations due and the funds and cash flow necessary to maintain operations within that period.

The Company has depended primary on capital contributions from its Parent to sustain its operations and provide it with sufficient liquidity and working capital to pay its obligations and operating expenses as they come due as evidenced by the $2,500,000 capital contribution in 2025. As part of its continued support of the Company's operations, the Parent has provided a written commitment to provide the Company with adequate financial support in the form of continued capital contributions so as to ensure its business continuity for a minimum period of twelve months from the date these consolidated financial statements were available to be issued. Until such time that the Company achieve their targeted operational goals and are able to self-fund their working capital and operational liquidity needs, the Company will remain highly dependent on the Parent's continued ability to fund the Company's operations. Company management believes that the Parent has sufficient economic resources to support this written commitment. As a result, management believes that the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date these consolidated financial statements were available to be issued.